Passage Bio, Inc.

Two Commerce Square
2001 Market Street, 28th Floor
Philadelphia, PA 19103

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Ada Sarmento Joseph McCann Tara Harkins Terence O’Brien

Re:

Passage Bio, Inc.
Registration Statement on Form S-1 (File No. 333-236214) originally filed on February 3, 2020, and corresponding Registration Statement on Form 8-A (File No. 001-39231) filed February 18, 2020

Requested Date: February 27, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Passage Bio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Mr. Freedman at (650) 335-7292, or, in his absence, Mr. Mitteness at (206) 389-4533.

***

U.S. Securities and Exchange Commission

February 25, 2020

Sincerely,

/s/ Bruce Goldsmith
Chief Executive Officer and President

Cc                                 Jill M. Quigley, Chief Operating Officer

Edgar B. (Chip) Cale, General Counsel
Passage Bio, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

Brent Siler, Esq.

Divakar Gupta, Esq.

Darah Protas, Esq.

Cooley LLP